St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

03003366

03 JAN 24 AM 7:21

SUPPL

January 14, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #131 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

/mjh
enclosures

dlw 1/29

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

NEWS RELEASE

" St. Jude Retains Los Angeles Area Media Relations Specialists "

Vancouver, January 13, 2003, St. Jude Resources Ltd. (SJD-TSX Venture) is pleased to announce that it has retained the Los Angeles area firm of National Media Associates ("NMA") to conduct media awareness programs on behalf of the company. Headed by Mr. George Duggan, NMA is a long term media relations specialist in the sphere of the natural resources and gold exploration sectors. The terms of the service agreement specify a one (1) year term with a monthly fee of US $5,000.00. Pursuant to our agreement, the company will also issue 290,000 options, (subject to regulatory approval), the particulars of which are set out in the chart below. In keeping with the policies of the TSX Venture Exchange, these options shall vest in stages over a period of 12 months, with no more than 25% of the options vesting in any three month period.

Type of Option	Date of Grant	Number of Shares	Exercise Price	Option Expiry Date	Hold Period Expiry Date
Consultants (Investor Relations)	January 13, 2003	290,000	$1.30	January 13, 2006	May 13, 2003

For more information on St. Jude and its projects, interested parties are invited to visit the company's website at www.stjudegold.com.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566